

March 27, 2012

<u>Via E-mail</u>
James L. McCulloch
Senior Vice President, General Counsel and Secretary
Forum Energy Technologies, Inc.
920 Memorial City Way, Suite 800
Houston, Texas 77024

> **Re:** **Forum Energy Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 14, 2012**
> **File No. 333-176603**

Dear Mr. McCulloch:

  We have reviewed your amended registration statement and letter dated March 14, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Registration Statement on Form S-1</u>

<u>General</u>

1. Please fill in all blanks other than the information that Rule 430A permits you to omit in your next amendment and ensure that you allow sufficient time for our review.

Results of Operations, page 64

Cash flows provided by operating activities, page 71

2. We note your disclosure that your cash flow from operations for the year ended
    December 31, 2011 was $26.7 less than the comparable amount for the prior year. You
    indicate that the primary reason was due to increased inventory in order to meet increased
    demand. Please also disclose other material changes in working capital, such as accounts
    receivable, if material. In doing so, please disclose, and explain the reasons for, any
    material changes in the relationship between outstanding receivables and credit account
    sales achieved over the applicable periods.

Note 3. Acquisitions, page F-23

Davis-Lynch LLC, page F-26

3. We note your disclosure that Davis-Lynch recorded revenues of $51.5 million and net
    income of $11.4 million from the time of acquisition though December 31, 2011.
    Describe for us, with a view towards disclosure in your MD&A, any material differences
    in profitability for this stub period as compared to the Davis-Lynch's historical results.
    In this regard, we note that net income as a percentage of sales was 41% for the year
    ended December 31, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements. Please contact Caroline Kim at (202) 551-3878 or, in her absence, Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner

H. Roger Schwall
Assistant Director

cc: Sarah K. Morgan
Vinson & Elkins L.L.P.